Mail Stop 3561

                                                September 15, 2005


W. Douglas Field
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

      Re:	Boardwalk Pipeline Partners, LP
      Registration Statement on Form S-1
      Filed August 16, 2005
      File No. 333-127578

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please revise your document to discuss the effects of Hurricane Katrina on your business, operations, customers and facilities. Please also revise the risk factors and the discussion of your cash distribution policy and restrictions on distributions.
3. We note that concurrently with this public offering, you are offering 53,256,122 common units to an affiliate of Loews. Please tell us the exemption from registration that you are relying on and the facts which make the exemption available to you. Please provide us with your analysis with respect to the potential for the integration of the private offer and sale of common units and the public offering of common units, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer
(February 28, 1992).  We may have further comment.
4. Please provide us with copies of any artwork you intend to use for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Summary Historical Financial and Operating Data, page 13

5. We note that your calculation of EBITDA includes an adjustment for miscellaneous other income, net for all periods presented. All
"EBITDA" references should be changed here and elsewhere to "Adjusted
EBITDA" or otherwise given a more appropriate label.


Risk Factors, page 20

6. Please revise to include a risk that discusses the controlling interest held by the affiliate of Loews.
7. We note that your only cash-generating assets are your partnership interests in Boardwalk Pipelines LP. Please include a risk factor that discusses your dependence on the ability of Boardwalk Pipelines
LP to make distributions and on your operating subsidiaries to generate cash.
8. We note that your general partner will own units representing an aggregate 83.5% limited partner interest in you and will have call rights when it owns 80% of the outstanding common units to purchase all of the remaining common units at a purchase price that may be less than the current market price of the common units. Please include a risk factor that discusses the risk that holders of common units may receive less than the current market price in the event your general partner exercises its call right.

Capitalization, page 40

9. Please revise your capitalization table to present the pro forma adjustments arising from your offering of 15,000,000 common units and the expected use of proceeds separately from the other pro forma adjustments presented.

Cash Distribution Policy and Restrictions on Distributions, page
42
Limitations on Our Ability to Make Quarterly Distributions, page
42

10. If applicable, please discuss any limitation on the transfer of cash from Texas Gas or Gulf South at the operating company level to you at the holding company level. Please also disclose, if applicable, that unit holders have no contractual or other legal right to distributions.

Our Initial Distribution Rate, page 43
11. Revise your disclosure to indicate whether you had sufficient cash to pay your minimum quarterly distribution over the twelve months ended December 31, 2004 and the twelve months ended June 30,
2005 if your distribution policy had been in place during these periods. To the extent your historical excess cash available to pay distributions would have been insufficient to pay your intended aggregate distribution over these periods, then indicate from where you would have obtained the additional cash, such as through borrowings.

Estimated Available Cash, page 44
Minimum Cash Available to Pay Distributions, page 46

12. Please disclose how your anticipated new $43 million credit facility or any other indebtedness factor into your tables. For example, discuss any limitations on your ability to pay distributions under your anticipated new credit facility. Please also discuss whether you make any material assumptions regarding the general business climate or any extraordinary transactions. Further, your estimated interest expense should include the incremental cost of borrowings associated with the anticipated drawdown on your credit facilities to finance capital improvement expenditures. Please revise or advise.



Footnote (c), page 46

13. Please clarify, if true, that the $12.8 million environmental remediation accrual in the fourth quarter of 2004 resulting from the
Gulf South acquisition did not impact EBITDA due to its inclusion in the purchase price allocation.

Assumptions and Considerations, page 47
14. Please move this section so that the discussion begins right before "How We Make Cash Distributions" on page 52.
15. Please expand your discussion to include the expected impact of your assumptions and considerations on Adjusted EBITDA rather than individual income statement line items for the twelve months ending
June 30, 2006.
16. You state that increasing production in South and East Texas will lead to improving basis differentials, which will produce higher transportation rates on these parts of the system. Please revise to describe specifically what you mean by basis differentials. In this regard, disclose why higher transportation rates will occur and provide an estimate of such amount.


Pro Forma Available Cash, page 49

17. Please move the first paragraph so that the disclosure appears right after the table "Minimum Cash Available to Pay Distributions.
18. Please revise the second paragraph which begins, "[p]ro forma available cash from operating surplus...," so that the disclosure appears in a footnote or as an assumption.
19. Please move the paragraph that begins, "[t]he following table illustrates, on a pro forma basis...," so that it appears as the first paragraph in this section. Then, please move the paragraph that begins, "[t]he pro forma financial statements, from which pro forma available cash is derived...," so that it appears as the second paragraph in this section.

20. We note that your pro forma available cash would have been insufficient to pay the entire distribution amount during 2004 and for the twelve months ended June 30, 2005. Please revise the table to disclose the reasons for the insufficient cash.


Boardwalk Pipeline Partners, LP
Unaudited Pro Forma Cash Available to Pay Distributions, page 50

21. Regarding the shortfall, please indicate where you would have obtained the additional cash, such as through borrowings.

22. Please revise your unaudited pro forma cash available to pay distributions for the year ended December 31, 2004 and the twelve months ended June 30, 2005 for the following:

* Your table showing pro forma cash available to pay distributions should begin with the historical GAAP measure of your consolidated net cash provided by operating activities. Next, revise the table to show the necessary adjustments, all of which should be historical GAAP measures, to reach historical Adjusted EBITDA.

* Next, revise the table to show the necessary adjustments to reach pro forma Adjusted EBITDA, if any. Include a footnote to provide a reconciliation of any such adjustments. The reconciliation should begin with historical net income and list adjustments, including historical interest expense, historical depreciation and amortization, and pro forma adjustments to derive your net pro forma adjustment to historical adjusted EBITDA. Your footnote reflecting this reconciliation should also include a qualitative analysis describing the timing of your recent acquisitions and the related pro forma adjustments.

* The next section of the tables should include the deductions from pro forma Adjusted EBITDA to arrive at pro forma cash available to pay distributions.

23. If you have made an adjustment to add back the impact of net increases in working capital to arrive at historical Adjusted EBITDA and do not subsequently reflect such amount as a reduction in arriving at cash available for distributions, please indicate why. For example, if you assume that working capital does not require, or generate, cash over time, or that management can otherwise avoid the use of cash through discretionary management of working capital, please indicate such in a footnote.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 67

24. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

Results of Operations, page 71

25. Describe how the acquisitions of Texas Gas and Gulf South have impacted your results of operations.


Six-Month Periods Ended June 30, 2005 and June 30, 2005, page 72
26. For each period, please revise to describe the changes in each significant component of revenues and expenses and the reasons for any material change. Refer to Item 303(a)(3) of Regulation S-K. For example, discuss the changes in gas transportation, gas storage and other revenues. Describe the how the operations of Gulf South contributed to costs and expenses.


Contractual Obligations, page 74
27. Please describe the provisions that create, increase or accelerate obligations, or include other information necessary for an understanding of the timing and amount of the contractual obligations. Refer to Item 303(a)(5)(i) of Regulation S-K.



Quantitative and Qualitative Disclosures About Market Risk, page
78

28. Please revise to include quantitative information regarding commodity price risk and credit risk. Refer to Item 305(a) of Regulation S-K. Regarding your interest rate risk, please revise to quantify the fixed interest rate on your long-term debt.

Industry Overview, page 79

29. We note that you reference sources from EIA or the Energy
Information Administration. Please provide us with copies of these sources and highlight the sections on which you are relying for your disclosure.

Management, page 94
Directors and Executive Officers of Boardwalk GP, LLC, page 95

30. Please revise to clarify how long each director or officer has held his current position and disclose any other positions held in the last five years. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 98

31. We note that on page F-14 you disclose advance payments to affiliates. Please revise to describe these advances or advise us.

Underwriting, page 138
32. We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.






Boardwalk Pipeline Partners, LP Unaudited Pro Forma Consolidated
Financial Statements, page F-1

33. Please revise your Unaudited Pro Forma Financial Statements to present your pro forma adjustments due to the offering in a separate column.

34. Please revise your Pro Forma Statements of Financial Position as of December 31, 2004 and June 30, 2005 to present the pro forma adjustment of the assumption of $ 250 million of indebtedness from BPHC and the subsequent repayment with the proceeds of the offering.

Unaudited Pro Forma Consolidated Statement of Operations for the
Twelve Months Ended June 30, 2005, page F-4

35. Please remove the Unaudited Pro Forma Consolidated Statements of
Operations for the Twelve Months Ended June 30, 2005 and related references to this period in the notes to the pro forma financial statements. Pro Forma financial statements should be limited to the latest fiscal year and interim period included in the filing. Refer to Rule 11-02(c) of Regulation S-X.

Note 2. Pro Forma Adjustments and Assumptions, page F-9

36. Please disclose in reasonable detail the assumptions used resulting in the pro forma adjustments for depreciation and amortization and interest expense.

37. We note that you have not included a pro forma adjustment for the incremental interest expense associated with the $43 million of borrowings to reimburse BPHC. Please revise your pro forma statement of operations and your pro forma tables located elsewhere in your filing accordingly or tell us why you do not believe such an adjustment is appropriate.

Note 3. Pro Forma Net Income Per Unit, page F-10

2. We note that you expect to make numerous distributions prior to issuance of public units well in excess of earnings during the previous twelve months. A dividend declared within a year of an IPO that is in excess of earnings during the previous twelve months is deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Thus, please disclose pro forma earnings per share giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year`s earnings). You may provide this disclosure either here or on the face of the statements of operations. Refer to SAB Topic 1:B.3.


Item 16. Exhibits, page II-1
38. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Item 17.  Undertakings, page II-2

39. Please add the following additional undertakings, as consistent with Item 20 of Guide 5:
"The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the
General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed."

"The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership."


Signatures, page II-3
40. Please revise to identify the principal accounting officer or controller.
*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at
(202) 551-3411, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 or me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	Alan P. Baden, Esq.
	Michael Swidler, Esq.
	Vinson & Elkins L.L.P.
	Via Facsimile
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W. Douglas Field
Boardwalk Pipeline Partners, LP
September 15, 2005
Page 1